UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Edie Kurniawan ---------------------------------------------------- (Signature) Edie Kurniawan SVP Corporate Secretary

Number	:	Tel.88/PR 000/COP-M0000000/2026

Jakarta,	September 30, 2026

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	Execution of the Deed of Spin-Off of the Wholesale Fiber Connectivity Business Segment from PT Telkom Indonesia (Persero) Tbk (the Company) into PT Telkom Infrastruktur Indonesia (TIF)

Dear Sir/Madam,

In compliance with the Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 on Disclosure of Material Information or Facts by Issuers or Public Companies, as lastly amended by OJK Regulation No. 45 of 2024 on Development and Reinforcement of Issuers and Public Companies, we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Phone	:	(021) 5215109
E-mail Address	:	investor@telkom.co.id

1.	Information or Material Facts	Execution of the Deed of Spin-Off of the Wholesale Fiber Connectivity Business Segment from PT Telkom Indonesia (Persero) Tbk (“Telkom” or the “Company”) into PT Telkom Infrastruktur Indonesia (“TIF”)
2.	Date	September 30, 2026
3.	Description

On September 30, 2026, the Company has executed the Deed of Spin-off of the Wholesale Fiber Connectivity Business Segment from the Company to TIF (“the Spin-off”), as approved by Telkom’s Extraordinary General Meeting of Shareholders on September 30, 2026.

The capital increase in TIF as a result from the Spin-off is expected to take effect on October 1, 2026, following the completion of the process of obtaining approval and submitting notification of the amendment to TIF’s articles of incorporation to the Ministry of Law Republic of Indonesia.

4.	The Impact of the Events

After the TIF capital increase resulting from the Spin-Off takes effect, Telkom's ownership of TIF shares will increase from 99.9999997% (ninety-nine point nine nine nine nine nine nine seven percent) to 99.9999999% (ninety-nine point nine nine nine nine nine nine nine percent) and a decrease in PT Multimedia Nusantara's share ownership in TIF from the previous 0.0000003% (zero point zero zero zero zero zero zero three percent) to 0.0000001% (zero point zero zero zero zero zero zero one percent) as a result of the Spin-Off.

5.	Others

TIF is a Controlled Company of Telkom with share ownership prior to the completion of the Spin-Off transaction of 99.9999997% (ninety-

nine point nine nine nine nine nine nine percent) of the total issued and paid-up capital of TIF.

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Edie Kurniawan

Edie Kurniawan

SVP Corporate Secretary